Exhibit 99.1

Preliminary short form base shelf prospectus

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

A copy of this preliminary short form base shelf prospectus has been filed with the securities regulatory authorities in each of the provinces of Canada, other than the province of Quebec, but has not yet become final for the purpose of the sale of securities. Information contained in this preliminary short form base shelf prospectus may not be complete and may have to be amended. The securities may not be sold until a receipt for the short form base shelf prospectus is obtained from the securities regulatory authorities.

This preliminary short form base shelf prospectus has been filed under legislation in each of the provinces of Canada other than the province of Quebec that permits certain information about these securities to be determined after this prospectus has become final and that permits the omission from this prospectus of that information. The legislation requires the delivery to purchasers of a prospectus supplement containing the omitted information within a specified period of time after agreeing to purchase any of these securities.

This short form base shelf prospectus constitutes a public offering of the securities only in those jurisdictions where such securities may be lawfully offered for sale and, in such jurisdictions, only by persons permitted to sell such securities. The securities to be offered hereunder have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any of the securities laws of any state of the United States and may not be offered or sold or otherwise disposed of in the United States or to or for the account of U.S. Persons absent registration or pursuant to an applicable exemption from the registration requirements of the U.S. Securities Act and applicable U.S. state securities laws. Unless otherwise specified in the applicable prospectus supplement, this short form prospectus does not constitute an offer to sell, or the solicitation of an offer to buy, any of the securities offered hereby within the United States. See “Plan of Distribution”.

Information has been incorporated by reference in this short form base shelf prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Chief Financial Officer of the Corporation at 385 Inverness Pkwy, Suite 105, Englewood, Colorado, USA 80112, telephone: 303-708-0955, and are also available electronically at www.sedarplus.ca.

PRELIMINARY SHORT FORM BASE SHELF PROSPECTUS

New Issue	August 25, 2025

INTERMAP TECHNOLOGIES CORPORATION

$100,000,000

Common Shares
Preferred Shares
Debt Securities
Subscription Receipts
Warrants
Units

Intermap Technologies Corporation (“Intermap” or the “Corporation”) may from time to time, during the 25-month period that this short form base shelf prospectus (including any amendments hereto, the “Prospectus”) remains valid, offer and sell or otherwise distribute: (i) Class A common shares in the capital of the Corporation (“Common Shares”); (ii) preferred shares issuable in series in the capital of the Corporation (“Preferred Shares”); (iii) bonds, debentures, notes or other evidences of indebtedness of any kind, nature or description of the Corporation (collectively, “Debt Securities”), including Debt Securities convertible or exchangeable into other securities of the Corporation; (iv) subscription receipts of the Corporation (“Subscription Receipts”); (v) warrants of the Corporation (“Warrants”); and/or (vi) units comprised of one or more of the other securities described in this Prospectus in any combination (“Units” and, together with the Common Shares, Preferred Shares, Debt Securities, Subscription Receipts and Warrants, the “Securities”) in an aggregate offering amount of up to $100,000,000 (or the equivalent in other currencies based on the applicable exchange rate at the time of the offering). The aggregate initial offering price shall be calculated, in the case of interest-bearing Debt Securities, on the basis of the principal amount of Debt Securities issued, and, in the case of non-interest bearing Debt Securities, on the basis of the gross proceeds received by the Corporation from the particular offering.

Securities may be offered separately or together, in amounts, at prices and on such terms and conditions as may be determined from time to time depending on, among other things, the Corporation’s financing requirements, market conditions at the time of sale and other factors. If offered on a non-fixed price basis, Securities may be offered at market prices prevailing at the time of sale or at prices to be negotiated with purchasers at the time of sale, which prices may vary as between purchasers and during the period of distribution. If Securities are offered on a non-fixed price basis, the underwriters’, dealers’ or agents’ compensation will be increased or decreased by the amount by which the aggregate price paid for Securities by the purchasers exceeds or is less than the gross proceeds paid by the underwriters, dealers or agents to the Corporation. See “Plan of Distribution”.

All shelf information permitted under applicable laws to be omitted from this Prospectus will be contained in one or more prospectus supplements (each, a “Prospectus Supplement”) that will be delivered to prospective purchasers together with this Prospectus to the extent required by applicable laws. The specific terms of the Securities with respect to a particular offering will be set out in the applicable Prospectus Supplement. Each Prospectus Supplement will be deemed to be incorporated by reference into this Prospectus as of the date of the Prospectus Supplement and only for the purposes of the offering of Securities to which the Prospectus Supplement pertains.

Where required by statute, regulation or policy, and where Securities are offered in currencies other than Canadian dollars, appropriate disclosure of foreign exchange rates applicable to such Securities will be included in the Prospectus Supplement describing such Securities. The Corporation may also include in a Prospectus Supplement specific terms pertaining to the Securities which are not within the options and parameters set forth in this Prospectus.

Prospective purchasers should be aware that the purchase of Securities may have tax consequences, which may not be fully described in this Prospectus or in any Prospectus Supplement. Prospective purchasers should read the tax discussion, if any, in the applicable Prospectus Supplement and consult with an independent tax advisor.

This Prospectus constitutes a public offering of the Securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such Securities. The Corporation may offer and sell the Securities to or through underwriters or dealers purchasing as principals, and may also sell directly to one or more purchasers in accordance with applicable securities laws or through agents. A Prospectus Supplement relating to each issue of Securities offered thereby will set forth the names of any underwriters, dealers or agents involved in the sale of such Securities, the terms of engagement and the compensation of any such underwriters, dealers or agents.

To the extent permitted by applicable law, in connection with any offering of Securities (unless otherwise specified in a Prospectus Supplement), any underwriters, dealers or agents, when purchasing as principal, may over-allot or effect transactions intended to fix or stabilize or maintain the market price of the Securities at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be interrupted or discontinued at any time. See “Plan of Distribution”.

No underwriter, dealer or agent has been involved in the preparation of this Prospectus or performed any review of the contents of this Prospectus.

Any offering of Preferred Shares, Debt Securities, Subscription Receipts or Units will be a new issue of securities. The issued and outstanding Common Shares are listed on the Toronto Stock Exchange under the symbol “IMP” and on OTCQX® Best Market under the symbol “ITMSF”. Unless otherwise specifically stated in the applicable Prospectus Supplement, there is no market through which the Preferred Shares, Debt Securities, Subscription Receipts, Warrants or Units may be sold and purchasers may not be able to resell the Preferred Shares, Debt Securities, Subscription Receipts, Warrants or Units purchased under this Prospectus or any Prospectus Supplement. This may affect the pricing of the Preferred Shares, Debt Securities, Subscription Receipts, Warrants or Units in the secondary market (if any), the transparency and availability of trading prices (if any), the liquidity of the Preferred Shares, Debt Securities, Subscription Receipts, Warrants or Units (if any), and the extent of issuer regulation. See “Risk Factors” in this Prospectus and in any applicable Prospectus Supplement.

Unless otherwise specified in the applicable Prospectus Supplement, the Preferred Shares, Debt Securities, Subscription Receipts, Warrants or Units will not be listed on any securities exchange.

Each of Patrick Blott, Chairman, Chief Executive Officer and a director of the Corporation, Jennifer Bakken, Chief Financial Officer of the Corporation and Jordan Tongalson, a director of the Corporation, reside outside of Canada and, accordingly, have appointed Intermap Technologies Corporation, at 840 6 Avenue S.W., Suite 200, Calgary Alberta, T2P 3E5 as their agent for service of process in Canada.

Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person who resides outside of Canada or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction, even if the party has appointed an agent for service of process.

The distribution of Securities hereunder is subject to approval of certain legal matters on behalf of the Corporation by Norton Rose Fulbright Canada LLP.

The head office of the Corporation is located at 385 Inverness Pkwy, Suite 105, Englewood, Colorado, USA 80112. The registered office of the Corporation is located at 3700, 400 3rd Avenue S.W., Calgary, Alberta, T2P 4H2.

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TABLE OF CONTENTS

NOTICE TO PURCHASERS	1
NOTE REGARDING FORWARD-LOOKING STATEMENTS	1
DOCUMENTS INCORPORATED BY REFERENCE	2
INTERMAP TECHNOLOGIES CORPORATION	4
CONSOLIDATED CAPITALIZATION	7
PRIOR SALES	7
TRADING PRICE AND VOLUME	7
EARNINGS COVERAGE RATIO	7
USE OF PROCEEDS	7
PLAN OF DISTRIBUTION	8
DESCRIPTION OF COMMON SHARES	9
DESCRIPTION OF PREFERRED SHARES	10
DESCRIPTION OF DEBT SECURITIES	10
DESCRIPTION OF SUBSCRIPTION RECEIPTS	14
DESCRIPTION OF WARRANTS	15
DESCRIPTION OF UNITS	16
CERTAIN INCOME TAX CONSIDERATIONS	17
RISK FACTORS	17
INTEREST OF EXPERTS	20
LEGAL MATTERS	20
AUDITOR, TRANSFER AGENT AND REGISTRAR	20
STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION	20
CONTRACTUAL RIGHTS OF RESCISSION	20
CERTIFICATE OF THE CORPORATION	C-1

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NOTICE TO PURCHASERS

This Prospectus provides a general description of the Securities that Intermap may offer from time to time. Each time the Corporation offers and sells Securities under this Prospectus, the Corporation will provide prospective purchasers with a Prospectus Supplement that will contain specific information about the terms of that offering, and may also add, update or change information contained in this Prospectus. Before investing in any Securities, prospective purchasers should rely only on the information contained in: (a) this Prospectus and any applicable Prospectus Supplement; and (b) any documents incorporated by reference in this Prospectus or in any applicable Prospectus Supplement. The Corporation has not authorized anyone to provide prospective purchasers with different or additional information. If anyone provides prospective purchasers with any different or inconsistent information, prospective purchasers should not rely on it. Prospective purchasers should bear in mind that although the information contained in, or incorporated by reference in, this Prospectus is intended to be accurate as of the date hereof or the date of such documents incorporated by reference, respectively, such information may also be amended, supplemented or updated, as may be required by applicable securities laws, by the subsequent filing of additional documents deemed by applicable securities laws to be, or otherwise incorporated by reference into this Prospectus, any Prospectus Supplement and by any subsequently filed prospectus amendments, if any. This Prospectus constitutes a public offering of Securities only in those jurisdictions where they may be lawfully distributed and therein only by persons permitted to distribute such Securities. The Corporation is not making any offer of Securities in any jurisdiction where the offer is not permitted by law.

In this Prospectus, all references to “$” or “C$” are to Canadian dollars, and all references to “US$” are to United States dollars. Unless otherwise indicated, all financial information included or incorporated by reference in this Prospectus and any applicable Prospectus Supplement has been prepared in accordance with IFRS® Accounting Standards as issued by the International Accounting Standards Board, which are also generally accepted accounting principles for publicly accountable enterprises in Canada.

The Corporation may, from time to time, sell any combination of the Securities described in this Prospectus in one or more offerings up to an aggregate offering amount of $100,000,000 or the equivalent in other currencies.

Information on or connected to the Corporation’s website, even if referred to in a document incorporated by reference herein, does not constitute part of this Prospectus.

NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Prospectus and the documents incorporated by reference herein contain forward-looking statements and forward-looking information (collectively referred to as “forward-looking statements”) within the meaning of applicable Canadian securities laws. Such forward-looking statements include, without limitation, forecasts, estimates, plans, projections, targets, expectations and objectives for future operations and financial results that are subject to assumptions, risks and uncertainties, many of which are beyond the control of Intermap. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words “may”, “can”, “will”, “shall”, “should”, “could”, “anticipate,” “expect,” “project,” “estimate,” “forecast,” “plan,” “hope”, “likely”, “intend,” “target,” “believe,” and similar expressions, or are events or conditions that “will”, “would”, “may”, “could” or “should” occur or be achieved. In addition to the forward-looking statements contained in the documents incorporated by reference herein, this Prospectus contains forward-looking statements pertaining to, without limitation: certain terms of the Securities; the manner in which Securities may be offered or distributed pursuant to this Prospectus and any Prospectus Supplement, including the engagement of underwriters, dealers or agents for such purposes; the markets (or lack thereof) for trading in any of the Securities following their issuance under this Prospectus and any Prospectus Supplement; the potential use of proceeds by the Corporation from the issuance of the Securities; and sources and uses of cash.

Forward-looking statements should not be read as guarantees of future performance and are subject to significant risks, uncertainties, and other key factors that could cause actual results or events to be materially different from those anticipated in such forward-looking statements. A number of factors could cause actual results to differ materially from the results discussed in the forward-looking statements, including, but not limited to, those factors discussed under the headings “Risk Factors” in the AIF (as defined herein) and “Forward-Looking Statements” in the Interim MD&A (as defined herein) and Annual MD&A (as defined herein), including:

●	adequate liquidity being available to the Corporation to carry out its operations;

●	payments on material contracts occurring within a reasonable period of time after payment is due;

●	the Corporation’s products and services will continue to be sold successfully;

●	the Corporation’s business development activities will continue to be successful;

●	no significant delays in development and commercialization of the Corporation’s products;

●	the Corporation continuing to maintain sufficient and effective production and software development capabilities to compete on the attributes and cost of its products;

●	no significant reduction in the availability of qualified and cost-effective human resources;

●	continued existence and productivity of subsidiary operations;

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●	demand for geospatial related products and services continuing to grow in the foreseeable future;

●	no significant barriers to the integration of the Corporation’s products and services into customers’ applications;

●	the Corporation being able to maintain compliance with applicable contractual and regulatory obligations and requirements;

●	superior technologies/products not developing that would render the Corporation’s current product offerings obsolete; and

●	risks related to government trade policies, including potential impacts of tariffs, duties, fees, economic sanctions, or other trade measures, and the potential impact on the Corporation.

The forward-looking statements in this Prospectus and the documents incorporated by reference herein reflect Intermap’s beliefs and assumptions with respect to, among other things, such things as: cash available to fund operations, availability of capital, revenue fluctuations, nature of government contracts, economic conditions, loss of key customers, retention and availability of executive talent, competing technologies, political decisions, and evolving government trade policies, including potential and announced tariffs, duties, fees, economic sanctions, or other trade measures, international and political considerations, Common Share price volatility, loss of proprietary information, software functionality, internet and system infrastructure functionality, information technology security, and a breakdown of strategic alliances. In some instances, this Prospectus and the documents incorporated by reference herein may also contain forward-looking statements attributed to third parties. Management believes that its assumptions and analysis in this Prospectus are reasonable and that the expectations reflected in the forward-looking statements contained herein are also reasonable. However, management cannot assure readers that these expectations will prove to be correct.

Readers are therefore cautioned that they should not unduly rely on the forward-looking statements included in this Prospectus or any documents incorporated by reference. All forward-looking statements contained in this Prospectus are expressly qualified by this cautionary statement. The Corporation cautions that the foregoing list of factors that may affect future results is not exhaustive. Events or circumstances could cause actual results to differ materially from those estimated or projected and expressed in, or implied by, the forward-looking statements. The forward-looking statements contained in this Prospectus are made as of the date of this Prospectus, and Intermap does not undertake any obligation to publicly update, revise any forward-looking statements, reflect new information, subsequent events or otherwise, except as required by applicable securities laws.

Additional information on these and other risks, uncertainties and factors that could affect the Corporation are provided in the disclosure documents filed from time to time with the securities commission or similar regulatory authority in each of the provinces of Canada. In particular, see “Risk Factors” in the AIF incorporated by reference into this Prospectus.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this Prospectus from documents filed with securities commissions and similar regulatory authorities in each of the provinces of Canada.

Under applicable securities laws in Canada, the Canadian securities commissions or similar regulatory authorities allow the Corporation to incorporate by reference certain information that it files with the Canadian securities commissions or similar regulatory authorities, which means that the Corporation can disclose important information to prospective purchasers by reference to those documents. Information that is incorporated by reference is an important part of this Prospectus. Copies of the documents incorporated by reference herein may be obtained on request without charge from the Chief Financial Officer of the Corporation by mail to 385 Inverness Pkwy, Suite 105, Englewood, Colorado, USA 80112 or by telephone at 303-708-0955, and are also available electronically under the Corporation’s issuer profile at www.sedarplus.ca.

The following documents of the Corporation have been, or will be, filed with the various securities commissions or similar regulatory authorities in each of the provinces of Canada and are specifically incorporated by reference into and form an integral part of this Prospectus:

(a)	the annual information form of the Corporation dated March 31, 2025 for the year ended December 31, 2024 (the “AIF”);

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(b)	the audited annual consolidated financial statements of the Corporation for the years ended December 31, 2024 and 2023, together with the notes thereto and the auditor’s report thereon;

(c)	the management’s discussion and analysis of the Corporation for the year ended December 31, 2024 (the “Annual MD&A”);

(d)	the unaudited condensed consolidated interim financial statements of the Corporation as at and for the three and six-month periods ended June 30, 2025;

(e)	the interim management’s discussion and analysis of financial results for the quarter ended June 30, 2025 (the “Interim MD&A”); and

(f)	the management information circular dated May 28, 2025, prepared in connection with the Corporation’s annual general meeting held on June 26, 2025.

Any documents of the type required by National Instrument 44-101 Short Form Prospectus Distributions to be incorporated by reference herein including, without limitation, any material change reports (excluding confidential material change reports), comparative interim financial statements, comparative annual financial statements and the auditors’ report thereon, interim and annual management’s discussion and analysis, information circulars, annual information forms and business acquisition reports filed by the Corporation with the securities commissions or similar regulatory authorities in the provinces of Canada subsequent to the date of this Prospectus, and prior to the termination of any distribution hereunder, are deemed to be incorporated by reference in this Prospectus.

Any statement contained in this Prospectus or a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document (or part thereof) which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document (or part thereof) that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that was required to be stated or that was necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

Upon a new annual information form and related audited annual financial statements and management’s discussion and analysis being filed by Intermap with, and where required, accepted by, the securities commission or similar regulatory authority in each of the provinces of Canada during the term of this Prospectus, the previous annual information form, the previous audited annual financial statements and related management’s discussion and analysis, all unaudited interim financial statements and related management’s discussion and analysis, material change reports and business acquisition reports filed prior to the commencement of Intermap’s financial year in which the new annual information form and related audited annual financial statements and management’s discussion and analysis are filed shall be deemed no longer to be incorporated into this Prospectus for purposes of future distributions of Securities under this Prospectus. Upon new interim financial statements and related management’s discussion and analysis being filed by Intermap with the securities commission or similar regulatory authority in each of the provinces of Canada during the term of this Prospectus, all interim financial statements and related management’s discussion and analysis filed prior to the new interim consolidated financial statements and related management’s discussion and analysis shall be deemed no longer to be incorporated into Prospectus for purposes of future distributions of Securities under this Prospectus. Upon a new information circular relating to an annual meeting of shareholders of the Corporation being filed by Intermap with the securities commission or similar regulatory authority in each of each of the provinces of Canada during the term of this Prospectus, the information circular for the preceding annual meeting of shareholders of the Corporation shall be deemed no longer to be incorporated into this Prospectus for purposes of future distributions of Securities under this Prospectus.

Certain marketing materials (as that term is defined in applicable securities legislation) may be used in connection with a distribution of Securities under this Prospectus and any applicable Prospectus Supplement. Any template version of marketing materials (as those terms are defined in applicable securities legislation) pertaining to a distribution of Securities, and filed by the Corporation after the date of the applicable Prospectus Supplement for the offering and before termination of the distribution of such Securities, will be deemed to be incorporated by reference in such Prospectus Supplement for the purposes of the distribution of Securities to which the Prospectus Supplement pertains.

All shelf information permitted under applicable laws to be omitted from this Prospectus will be contained in one or more Prospectus Supplements that will be delivered to prospective purchasers together with this Prospectus to the extent required by applicable securities laws. Each Prospectus Supplement will be deemed to be incorporated by reference into this Prospectus as of the date of the Prospectus Supplement and only for the purposes of the offering of Securities to which the Prospectus Supplement pertains.

Prospective purchasers should rely only on the information contained or incorporated by reference in this Prospectus or any Prospectus Supplement. The Corporation has not authorized anyone to provide prospective purchasers with different or additional information. The Corporation is not making an offer of these Securities in any jurisdiction where the offer is not permitted by law. Prospective purchasers should bear in mind that although the information contained in, or incorporated by reference in, this Prospectus is intended to be accurate as of the date hereof or the date of such documents incorporated by reference, respectively, such information may also be amended, supplemented or updated, as may be required by applicable securities laws, by the subsequent filing of additional documents deemed by applicable securities laws to be, or otherwise incorporated by reference into this Prospectus, any Prospectus Supplement and by any subsequently filed prospectus amendments, if any.

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INTERMAP TECHNOLOGIES CORPORATION

General

Intermap was formed on January 31, 1996 and commenced active business operations on September 1, 1996. On November 11, 1996, the Corporation acquired all of the assets that had comprised the image mapping services division of Intera Information Technologies Corporation (“IITC”), a company which traces its history operating mapping aircraft for the U.S. Army back to 1919. On February 25, 1997, Intermap amalgamated with a junior capital pool corporation (effectively a publicly listed shell company) listed on the Alberta Stock Exchange (now the TSX Venture Exchange). The Corporation changed its name to Intermap Technologies Corporation on May 25, 1999.

The assets acquired from IITC included cash and cash equivalents, employees, contracts, software, equipment, and goodwill. On November 11, 1996, under a Transfer, Assignment, and License Agreement (the “ERIM Agreement”) among Intermap, Environmental Research Institute of Michigan (“ERIM”), and Intermap U.S.A., Intermap acquired the rights to certain International Traffic in Arms Regulations (“ITAR”) restricted digital mapping technology developed by the Defense Advanced Research Projects Agency (“DARPA”).

Today, Intermap generates revenue from two market segments, government and commercial, and three product categories: geospatial data collection, value-added data production and licensing, and related downstream software solutions and services. Intermap’s software solutions and services are unique because they bundle Intermap’s proprietary data collection, processing infrastructure, and archive library.

Intermap Technologies Inc. is a wholly owned subsidiary of the Corporation formed under the laws of Delaware, which, together with its subsidiaries, comply with U.S. Federal Government requirements that qualified U.S. Persons own and control the regulated dual-use technology used by Intermap.

Description of the Business

Intermap is focused on the creation, analysis, and provisioning of 3D terrain data and high-resolution thematic models of the Earth’s surface. The Corporation helps customers understand their terrain environment, as well as its natural and manmade features, to inform better decisions. Organizations that use its products include government planners, space and orbital sensor companies, GIS software users, regulatory agencies, insurance companies, military organizations, aviation authorities, commercial airlines, drone and helicopter companies, natural resource companies, telecommunications companies, environmental consultants, road transportation and logistics companies, land use planners, agricultural companies, consumer recreation apps, and navigation, simulation, and visualization companies.

Intermap deploys patented, dual-use sensors and processing technology that collect and fuse massive and disparate raw datasets into its commercial 3D geospatial library, called NEXTMap. It then produces a suite of versatile, remotely sensed, 3D and multidimensional digital elevation models (“DEM”), precise, ground-true ortho-rectified images, map layers, thematic models, related digital infrastructure, software products, and solutions, all dynamically exploiting available sources, anytime, anywhere, at global scale - Your World. Made Simple.

Intermap’s sensor-agnostic, multiple-source approach, combined with proprietary, dual-use, company-owned military-grade sensors, which can be deployed as needed, patented processing engines and unique library, generate valuable, actionable geospatial intelligence. Its high-resolution, ground-true 3D data delivers decision advantage from a distance, with analytics available at speeds and scale, remotely through the cloud, that eliminate the need to deploy expensive, on-the-ground or in-field resources to answer geospatial questions and solve problems. This remote action is enabled by the dynamic geospatial intelligence Intermap provides.

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Intermap’s customers can monitor and take remote action to optimize their land, air, space and sea assets; direct military mapping, surveillance, reconnaissance, and disaster response missions; monitor and analyze wetland, ice, vegetation, forest cover, including forest densities, harvest, soil erosion, depletion, regeneration, and flood zones; deploy highly reliable and precise operational navigation systems; conduct large scale transportation management, utility and land use planning, and remote insurance underwriting.

Over an extended period, Intermap invested several hundred million dollars to establish and productize its NEXTMap library of global 3D terrain data, much of it funded by meeting technology requirements for the U.S. government, including DARPA, the National Aeronautics and Space Administration (“NASA”), and the National Geospatial-Intelligence Agency (“NGA”). For its government customers, Intermap collects airborne IFSAR data, using a fleet of high-altitude jet aircraft equipped with dual-use and proprietary military-grade P-band SAR and X-band IFSAR sensors. The Corporation has also patented a unique process to build highly accurate, 3D bare-earth DTMs, using proprietary radar that can penetrate to the ground through natural and manmade obstructions. In addition to 3D digital surface models (“DSMs”), Intermap provides extremely accurate DTMs over the same coverage areas. Intermap also invested more than $38 million from 2012 to 2016 to build leading-edge, 3D data exploitation and dissemination capability, using proprietary software, so products and solutions derived from its NEXTMap global library, augmented as required with new collections, are delivered with speed and scale, using intuitive, cloud-based software products and application programming interfaces accessible to non-expert geospatial users.

Intermap’s patented Intelligent Resolution Improvement System (“IRIS”) is a flexible and automated workflow technology that produces proprietary, source-agnostic, enhanced DEMs covering the entire land area of the Earth several times over, combining its NEXTMap library with new collections from its own sensors, as well as from other multi-source data, including remotely sensed 3D points from LiDAR, 2D EO/optical and SAR sensors from airborne and space platforms. By incorporating multi-source data, IRIS builds sensed 3D points capturing a broad electromagnetic spectrum of information and provides more precise and reliable 3D models than alternative approaches that use single source data, statistics, and interpolation to estimate reality. IRIS enables Intermap to maintain, refresh, enrich and operationalize NEXTMap so its installed solutions comprise the best 3D data available from multiple sources, efficiently tailored to meet requirements, while never becoming stale.

The Corporation’s policy is to retain intellectual property rights to its data. Intermap offers elevation data products as-a-service, software as-a-service and data licenses. Its customers on every continent benefit from Intermap’s content and architecture to maximize their own geospatial investment. In this way, Intermap helps governments build their authoritative geospatial datasets to rigorous specifications in 3D, then leverages that highest quality data to solve problems for commercial customers. Intermap’s integrated collection, processing, exploitation, and delivery, allow clients to build and manage world-class foundation data, providing ground truth so subsequent data layers can work together. This is particularly important for military applications. Intermap has worked with more than 50 countries to build their geospatial infrastructure. Recent advances in computing power, sensor resolution and variety, machine learning technology, and data architectures have made the exploitation of integrated datasets more accessible and valuable than ever. Commercial clients benefit from Intermap’s ability to leverage its core NEXTMap global library and proprietary cloud infrastructure, and integrate geospatial intelligence seamlessly into their traditional workflows, without the need for expert users – providing better answers, greater profitability, faster delivery and improved safety and accuracy without exorbitant capital spending.

For many reasons, the geospatial industry is at an important inflection point, in government and commercial markets, where powerful 3D data is made available to non-expert users to inform decisions. For many important applications, 3D data works far better than traditional 2D data to provide answers to geospatial problems, particularly for problems requiring automated change detection. Because of its long history, Intermap is in a key position to facilitate and benefit from this trend, which is accelerating, by operationalizing global-scale 3D data. The Corporation has extensive experience and continues to invest in global-scale, high-precision, 3D, source-agnostic data creation and delivery. Since 2017, it has built the tools, library and technology to provision these assets with speed, in the cloud, and integrated into user workflows, all reliably sourced from Intermap’s trusted and proprietary global, 3D foundation layer at 1-meter resolution, with congruent orthorectified imagery at better than 25cm resolution.

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Intermap’s new applications are tailored to specific industries and even specific government agencies and companies, making the solutions cost effective and increasing customer reliance. Our innovative business model brings geospatial answers directly to imperative problems, offering data quality and speed as competitive advantages, and allowing our customers to acquire, repurpose, enrich and combine valuable geospatial data to answer questions and solve problems in ways that they can access from Intermap, without the need to duplicate complex infrastructure or sift through expensive data they do not need with uncertain quality and sourcing.

Intermap’s data margin is the difference between the cost of goods to develop new data products through NEXTMap and proprietary collection or acquisition (build) and the ability to monetize those data products as licenses, software or solution sales (deploy). Combined with advances in sensors and computing power, Intermap’s legacy capital investment in technology, data, sensors, systems architecture and platform allows us to monetize our products with high data margin. The Corporation’s growing NEXTMap geospatial library powers AI-driven algorithms, making each new solution faster, cheaper to build, richer in content and more relevant. Intermap’s proprietary data library, unique sensors, patented technology, low latency process to create and maintain data, and related application tools, collectively provide the Corporation with tremendous operating leverage and competitive advantages, driving product margins, volume, automation, and repeatability without incurring significant additional costs. This is the value of owning and maintaining a highly precise global digital elevation model and library.

For example, Intermap’s elevation data as-a-service and elevation analysis as-a-service, which deliver x, y and z coordinates, are growing +30%, driven by non-expert geospatial users in the insurance, telecommunications, and aviation industries. Similar trends are taking shape in government and military markets, to reduce latency, as decision makers push 3D geospatial capability to their non-expert geospatial users “at the edge.”

Under its current leadership, Intermap has been working to leverage its dual-use, regulated and recently upgraded military technology to re-enter the U.S. government market as a service provider to various U.S. government departments. In January 2023, Intermap was awarded its first task orders under the U.S. Defense Department’s JANUS contract and provided geospatial products processed using its advanced Artificial Intelligence (“AI”) / Machine Learning (“ML”) technology to support the program’s mission to create and integrate geospatial intelligence for authoritative, seamless, worldwide datasets. The following month, Intermap was selected by the U.S. Department of Defense to present its newest artificial intelligence processing technology and demonstrate how it can support the U.S. government with actionable, geo-precise data for situational awareness and planning processes.

In January 2024, Intermap was awarded a major contract to map the island of Sulawesi, representing 10% of Indonesia’s landmass under the national One Map program. This significant achievement demonstrates the Corporation’s ability to deliver high-resolution, cloud- and foliage-penetrating 3D data in dense tropical regions. Shortly thereafter, Intermap commenced work on the program, combining its unique airborne IFSAR technology with advanced AI/ML analytics to provide world-class geospatial capabilities.

European Union Aviation Safety Agency, which has a reciprocal authority with the Federal Aviation Administration, awarded global certification to Intermap and its exclusive partner, Lufthansa Systems GmbH, to deliver NEXTView, a first of its kind elevation data as-a-service for aviation. Since achieving certification, Intermap has recently sold NEXTView to several federal aviation authorities and national mapping agencies for their beta tests. As it becomes adopted, NEXTView will dramatically improve avionics systems used for navigation, terrain warning systems and flight planning. NEXTView is anticipated to improve flight safety and efficiency around the world, making air travel safer, more accessible and more profitable.

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At the same time, NEXTMap is dual-purposed for commercial drone work, enabling more efficient flight planning and extending the range of beyond-line-of-sight drones. The Corporation recently signed a leading manufacturer of aviation-grade drone technology and a service provider for a wide range of drone deployments. This new subscription agreement is indicative of growing demand for reliable navigation data as the drone market grows.

Intermap continues to be the preferred provider for many governments that are building some of the world’s most complex geospatial foundation datasets. Intermap is currently building situational awareness for five national governments on four continents. Colombia’s federal mapping agency, IGAC, continues to contract with Intermap to build high-resolution, 3D models and analytics in mountainous jungle terrain obscured by nearly perpetual cloud cover in the Amazon Rainforest. Intermap is continuing to see growth in InsitePro subscription revenue and customers are renewing each year with increased annual premium and usage. Intermap’s patented, low latency IRIS technology, combined with NEXTMap, is being utilized to turn space imagery into useful geospatial intelligence by enabling orbital space infrastructure, including for orthorectification and altimetry-based accuracy validation.

In addition, Intermap will consider deploying proceeds from any offerings to fund acquisitions that would increase growth and accelerate the achievement of its strategic objectives. Process and technology automation will be key drivers in creating value at target companies with labor-intensive workflows.

For additional information in respect of the business and operations of Intermap, please refer to the headings “Corporate Structure,” “General Development of the Business” and “Description of the Business” in the AIF and the heading “Business Overview” in the Annual MD&A and updated in the Interim MD&A, all of which are incorporated by reference in this Prospectus.

CONSOLIDATED CAPITALIZATION

There have been no material changes in the share and loan capital of the Corporation on a consolidated basis since June 30, 2025.

PRIOR SALES

The prior sales of each class and series of securities that will be distributed under this Prospectus will be disclosed in each applicable Prospectus Supplement.

TRADING PRICE AND VOLUME

Trading price and volume of the Corporation’s securities will be provided as required for all of our listed securities, as applicable, in each Prospectus Supplement to this Prospectus.

EARNINGS COVERAGE RATIO

Information regarding earnings coverage ratios will be provided in the applicable Prospectus Supplement relating to any offering of Debt Securities having a term to maturity in excess of one year or Preferred Shares, as required by applicable securities laws.

USE OF PROCEEDS

The use of proceeds from the sale of Securities will be described in the applicable Prospectus Supplement relating to a specific offering and sale of Securities. Unless otherwise specified in the applicable Prospectus Supplement, Intermap currently intends to use the net proceeds from the sale of Securities to expand and develop the Corporation’s offerings, pursue new strategic contracts and for general corporate purposes. Intermap has no specific, actionable, identified acquisition targets or research projects outside the normal course of business. All capital expenditures are discretionary.

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In financial years prior to 2024, the Corporation had a number of years of negative operating cash flow, as disclosed in the Corporation’s financial statements. Although the Corporation intends to use the net proceeds from the sale of Securities as set forth above, to the extent that the Corporation has negative cash flow from operating activities in future periods, the Corporation may need to use a portion of the proceeds from any offering to fund such negative cash flow. See “Risk Factors – Negative Cash Flow from Operating Activities” and “– Cash Flow and Liquidity Uncertainty” as well as the other risk factors described under the heading “Risk Factors” in this Prospectus.

Intermap intends to continue its twin objectives of winning major, recurring business with U.S. and allied governments as well as converting its commercial business into “as-a-service” subscriptions. With its patented, proprietary technology, Intermap is uniquely positioned to provide government and commercial customers with global, precise, current, dynamic 3DGi. Building on its authoritative data and source-agnostic, scale-invariant processing engine, the Corporation intends to compete for and win significant government and commercial business around the world.

The Corporation is executing its business strategy as follows:

●	Government contract awards for data collection and GIS products in Indonesia, with ongoing negotiations for various programs and services with the US government as well as the governments of Malaysia, South Korea, Vietnam, Thailand, Colombia and Peru.

●	Base revenue for existing software licenses with renewals.

●	Base revenue from multiyear, recurring customers for GIS products with growth based on new and expanded commercial applications, including aviation, drone and natural perils, including flood, wildfire, windstorms, hail, lightning, earthquake, landslide, volcano, tsunami, sea level rise, drought, heat stress and precipitation.

The amount of net proceeds to be used for any of the above purposes will be set forth in a Prospectus Supplement. The Corporation may invest funds which it does not immediately use. Such investments may include short-term marketable investment grade securities.

PLAN OF DISTRIBUTION

The Corporation may sell the Securities: (i) to or through underwriters purchasing as principal; (ii) directly to one or more purchasers in accordance with applicable securities laws; (iii) through agents; or (iv) through a combination of any of these methods of sale.

The distribution of the Securities of any series may be effected from time to time in one or more transactions at a fixed price or prices or at non-fixed prices. If offered on a non-fixed price basis, the Securities may be offered at market prices prevailing at the time of sale, at prices determined by reference to the prevailing price of a specified security in a specified market or at prices to be negotiated with purchasers, in which case the compensation payable to an underwriter, dealer or agent in connection with any such sale will be increased or decreased by the amount, if any, by which the aggregate price paid for the Securities by the purchasers exceeds or is less than the gross proceeds paid by the underwriter, dealer or agent to the Corporation. The price at which the Securities will be offered and sold may vary from purchaser to purchaser and during the period of distribution.

In connection with the sale of the Securities, underwriters, dealers or agents may receive compensation from the Corporation or from other parties, including in the form of underwriters’, dealers or agents’ fees, commissions or concessions. Underwriters, dealers and agents that participate in the distribution of the Securities may be deemed to be underwriters for the purposes of applicable Canadian securities legislation and any such compensation received by them from the Corporation and any profit on the resale of the Securities by them may be deemed to be underwriting commissions.

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The Prospectus Supplement relating to each offering of Securities will set forth the terms of the offering of the Securities, including to the extent applicable, the initial offering price, the proceeds to the Corporation, the underwriters’, dealers’ or agents’ compensation or other discount or selling concession to be allowed or re-allowed to underwriters’ or dealers. Any underwriters, dealers or agents with respect to a particular offering of Securities will be named in the Prospectus Supplement relating to such offering.

In connection with any offering of Securities, the underwriters may over-allot or effect transactions which stabilize, maintain or otherwise affect the market price of the Securities at a level other than those which otherwise might prevail on the open market. Such transactions may be commenced, interrupted or discontinued at any time.

Under agreements which may be entered into by the Corporation, underwriters, dealers and agents who participate in the distribution of the Securities may be entitled to indemnification by the Corporation against certain liabilities, including liabilities under the securities legislation of each of the provinces of Canada.

Each series of the Securities (other than Common Shares) will be a new issue of Securities with no established trading market. Unless otherwise specified in a Prospectus Supplement relating to a series of Securities, the Securities (other than Common Shares) will not be listed on any securities exchange. Certain broker dealers may make a market in the Securities, but will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given that any broker dealer will make a market in the Securities of any series or as to the liquidity of the trading market, if any, for the Securities of any series.

Unless otherwise specified in the applicable Prospectus Supplement, this Prospectus does not constitute an offer to sell or the solicitation of an offer to buy any Securities in the United States. Unless otherwise specified in the applicable Prospectus Supplement, the Securities have not been and will not be registered under the U.S. Securities Act or any state securities laws, and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons, unless the Securities are registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration requirements is available. Each underwriter, dealer and agent who participates in the distribution will agree not to sell or offer to sell or to solicit any offer to buy any Securities within the United States or to, or for the account or benefit of, a U.S. person, except pursuant to an exemption from the registration requirements of the U.S. Securities Act and any applicable state securities laws.

DESCRIPTION OF COMMON SHARES

The Corporation is authorized to issue an unlimited number of Common Shares.

Each Common Share entitles the holder to receive notice of and to attend all meetings of the shareholders of the Corporation (“Shareholders”), other than meetings at which only the holders of a specified class are entitled to vote. Each Common Share entitles the holder to one vote at all meetings of Shareholders. The holders of Common Shares, in the discretion of the board of directors of the Corporation, are entitled to receive out of any monies properly applicable to the payment of dividends, and after the payment of any dividends payable on the Preferred Shares of any series or any other class ranking prior to the Common Shares as to the payment of dividends, any dividends declared and payable on the Common Shares.

Upon any liquidation, dissolution or winding-up of the Corporation, or other distribution of the Corporation’s assets among its Shareholders for the purposes of winding-up the affairs of the Corporation, the holders of the Common Shares are entitled to share on a share-for-share basis in the distribution, subject to the prior rights of the holders of the Preferred Shares of any series, or any other class ranking prior to the Common Shares.

There are no pre-emptive or conversion rights and the Common Shares are not subject to redemption. All Common Shares currently outstanding and to be outstanding upon the exercise of any securities convertible into Common Shares, are or will be, fully paid and non-assessable.

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DESCRIPTION OF PREFERRED SHARES

The particular terms and provisions of any class of Preferred Shares offered pursuant to a Prospectus Supplement will be described in such Prospectus Supplement. Any Preferred Shares offered pursuant to a Prospectus Supplement will be of a new class of preferred shares. Prior to an offering of Preferred Shares pursuant to a Prospectus Supplement, the Corporation would need to amend its articles to create the Preferred Shares, which would require a special resolution of the holders of Common Shares. Any Prospectus Supplement for Preferred Shares will set forth the terms and other information with respect to the Preferred Shares being offered thereby, including:

(a)	the offering price of the Preferred Shares;

(b)	the title and designation of the number of shares of the series of Preferred Shares;

(c)	the dividend rate or method of calculation, the payment dates for dividends and the place or places where the dividends will be paid, whether dividends will be cumulative or noncumulative, and, if cumulative, the dates from which dividends will begin to accumulate;

(d)	any conversion or exchange features or rights;

(e)	whether the Preferred Shares will be subject to redemption and the redemption price and other terms and conditions relative to the redemption rights;

(f)	any liquidation rights;

(g)	any sinking fund provisions;

(h)	any voting rights;

(i)	whether the Preferred Shares will be issued in fully registered or “book-entry only” form;

(j)	any other rights, privileges, restrictions and conditions attaching to the Preferred Shares; and

(k)	any other specific terms applicable to such Preferred Shares.

DESCRIPTION OF DEBT SECURITIES

The following description of the terms of Debt Securities sets forth certain general terms and provisions of Debt Securities in respect of which a Prospectus Supplement may be filed. The particular terms and provisions of Debt Securities offered by any Prospectus Supplement, and the extent to which the general terms and provisions described below may apply thereto, will be described in the Prospectus Supplement filed in respect of such Debt Securities.

Debt Securities may be issued separately or in combination with one or more other Securities. The Corporation may, from time to time, issue debt securities and incur additional indebtedness other than through the issue of Debt Securities pursuant to this Prospectus.

The Debt Securities will be issued under one or more indentures (each, a “Debt Indenture”), in each case between the Corporation and a financial institution organized under the laws of Canada or any province thereof and authorized to carry on business as a trustee (each, a “Trustee”).

The following description sets forth certain general terms and provisions of the Debt Securities and is not intended to be complete. The particular terms and provisions of the Debt Securities and a description of how the general terms and provisions described below may apply to the Debt Securities will be included in the applicable Prospectus Supplement. The following description is subject to the detailed provisions of the applicable Debt Indenture, a copy of which will be filed by the Corporation with the securities commission or similar regulatory authority in each of the provinces of Canada after it has been entered into and will be available electronically at www.sedarplus.ca.

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General

The Debt Securities may be issued from time to time in one or more series. The Corporation may specify a maximum aggregate principal amount for the Debt Securities of any series and, unless otherwise provided in the applicable Prospectus Supplement, a series of Debt Securities may be reopened for issuance of additional Debt Securities of such series.

Any Prospectus Supplement for Debt Securities supplementing this Prospectus will contain the specific terms and other information with respect to the Debt Securities being offered thereby, including:

(a)	the designation, aggregate principal amount and authorized denominations of such Debt Securities;

(b)	any limit upon the aggregate principal amount of such Debt Securities;

(c)	the currency or currency units for which such Debt Securities may be purchased and the currency or currency units in which the principal and any interest is payable (in either case, if other than Canadian dollars);

(d)	the offering price (at par, at a discount or at a premium) of such Debt Securities;

(e)	the date or dates on which such Debt Securities will be issued and delivered;

(f)	the date or dates on which such Debt Securities will mature, including any provision for the extension of a maturity date, or the method of determination of such date(s);

(g)	the rate or rates per annum (either fixed or floating) at which such Debt Securities will bear interest (if any) and, if floating, the method of determination of such rate;

(h)	the date or dates from which any such interest will accrue and on which such interest will be payable and the record date or dates for the payment of such interest, or the method of determination of such date(s);

(i)	the nature and priority of any security for the Debt Securities;

(j)	if applicable, the provisions for subordination of such Debt Securities to other indebtedness of the Corporation, and the extent of that subordination;

(k)	the Trustee under the Debt Indenture pursuant to which such Debt Securities are to be issued;

(l)	any redemption term or terms under which such Debt Securities may be defeased whether at or prior to maturity;

(m)	any repayment or sinking fund provisions;

(n)	any events of default applicable to such Debt Securities;

(o)	whether such Debt Securities are to be issued in registered form or in the form of temporary or permanent global securities and the basis of exchange, transfer and ownership thereof;

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(p)	whether such Debt Securities will be exchangeable or convertible into Common Shares or other Securities of the Corporation, and the terms, conditions and procedures for such exchange or conversion and any provisions for the adjustment thereof;

(q)	if applicable, the ability of the Corporation to satisfy all or a portion of any redemption of such Debt Securities, any payment of any interest on such Debt Securities or any repayment of the principal owing upon the maturity of such Debt Securities through the issuance of securities of the Corporation or of any other entity, and any restriction(s) on the persons to whom such securities may be issued;

(r)	the provisions applicable to the modification of the terms of the Debt Indenture; and

(s)	any other specific terms or covenants applicable to such Debt Securities.

The Corporation reserves the right to include in a Prospectus Supplement specific terms pertaining to the Debt Securities which are not within the options and parameters set forth in this Prospectus, provided that any Debt Securities will not be specified derivatives or asset-backed securities. In addition, to the extent that any particular terms of the Debt Securities described in a Prospectus Supplement differ from any of the terms described in this Prospectus, the description of such terms set forth in this Prospectus shall be deemed to have been superseded by the description of such differing terms set forth in such Prospectus Supplement with respect to such Debt Securities.

Ranking

The Debt Securities will be direct secured or unsecured obligations of the Corporation. The Debt Securities will be senior or subordinated indebtedness of the Corporation as described in the applicable Prospectus Supplement. If the Debt Securities are senior indebtedness, they will rank equally and rateably with all other unsecured indebtedness of the Corporation from time to time issued and outstanding which is not subordinated. If the Debt Securities are subordinated indebtedness, they will be subordinated to senior indebtedness of the Corporation as described in the applicable Prospectus Supplement, and they will rank equally and rateably with other subordinated indebtedness of the Corporation from time to time issued and outstanding as described in the applicable Prospectus Supplement. The Corporation reserves the right to specify in a Prospectus Supplement whether a particular series of subordinated Debt Securities is subordinated to any other series of subordinated Debt Securities.

Registration of Debt Securities

Debt Securities in Book Entry Form

Debt Securities of any series may be issued in whole or in part in the form of one or more global securities (“Global Securities”) registered in the name of a designated clearing agency (a “Depositary”) or its nominee and held by or on behalf of the Depositary in accordance with the terms of the applicable Debt Indenture. The specific terms of the depositary arrangement with respect to any portion of a series of Debt Securities to be represented by a Global Security will, to the extent not described herein, be described in the Prospectus Supplement relating to such series.

A Global Security may not be transferred, except as a whole between the Depositary and a nominee of the Depositary or as between nominees of the Depositary, or to a successor Depositary or nominee thereof, until it is wholly exchanged for Debt Securities in certificated non-book-entry form in accordance with the terms of the applicable Debt Indenture. So long as the Depositary for a Global Security, or its nominee, is the registered owner of such Global Security, such Depositary or such nominee, as the case may be, will be considered the sole owner or holder of the Debt Securities represented by such Global Security for all purposes under the applicable Debt Indenture and payments of principal of and interest, if any, on the Debt Securities represented by a Global Security will be made by the Corporation to the Depositary or its nominee.

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Owners of beneficial interests in a Global Security will not be entitled to have the Debt Securities represented by such Global Security registered in their names, will not receive or be entitled to receive physical delivery of such Debt Securities in certificated non-book-entry form, will not be considered the owners or holders thereof under the applicable Debt Indenture and will be unable to pledge Debt Securities as security.

No Global Security may be exchanged in whole or in part for Debt Securities registered, and no transfer of a Global Security in whole or in part may be registered, in the name of any person other than the Depositary for such Global Security or any nominee of such Depositary unless:

(a)	there is a requirement to do so under applicable law;

(b)	the book-entry system ceases to exist;

(c)	the Corporation or the Depositary advises the Trustee that the Depositary is no longer willing or able to properly discharge its responsibilities as depositary with respect to the Debt Securities and the Corporation is unable to locate a qualified successor;

(d)	the Corporation decides, at its option, to terminate the book-entry system through the Depositary;

(e)	if provided for in the Debt Indenture, after the occurrence of an event of default thereunder (provided the Trustee has not waived the event of default in accordance with the terms of the Debt Indenture), participants acting on behalf of beneficial holders representing, in aggregate, a threshold percentage of the aggregate principal amount of the Debt Securities then outstanding advise the Depositary in writing that the continuation of a book-entry system through the Depositary is no longer in their best interest; or

(f)	in such other circumstance as may be specified in the Debt Indenture;

whereupon such Global Security shall be exchanged for certificated non-book-entry Debt Securities of the same series in an aggregate principal amount equal to the principal amount of such Global Security and registered in such names and denominations as the Depositary may direct.

Principal and interest payments, if any, on the Debt Securities represented by a Global Security registered in the name of a Depositary or its nominee will be made to such Depositary or its nominee, as the case may be, as the registered owner of such Global Security. Neither the Corporation, the Trustee nor any paying agent for such Debt Securities will have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in such Global Security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

The Corporation, any underwriters, dealers or agents and any Trustee identified in an accompanying Prospectus Supplement, as applicable, will not have any liability or responsibility for: (i) records maintained by the Depositary relating to beneficial ownership interests in the Debt Securities held by the Depositary or the book-entry accounts maintained by the Depositary; (ii) maintaining, supervising or reviewing any records relating to any such beneficial ownership interests; or (iii) any advice or representation made by or with respect to the Depositary and contained in this Prospectus or in any Prospectus Supplement or Debt Indenture with respect to the rules and regulations of the Depositary or at the direction of Depositary participants.

Unless otherwise stated in the applicable Prospectus Supplement, CDS Clearing and Depository Services Inc. or its successor will act as Depositary for any Debt Securities represented by a Global Security.

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Debt Securities in Certificated Form

Debt Securities of any series may be issued in whole or in part in registered form as provided in the applicable Debt Indenture.

In the event that the Debt Securities are issued in certificated non-book-entry form, principal and interest, if any, will be payable, the transfer of such Debt Securities will be registerable and such Debt Securities will be exchangeable for Debt Securities in other denominations of a like aggregate principal amount at the office or agency maintained by the Corporation. Payment of principal and interest, if any, on Debt Securities in certificated non-book-entry form may be made by cheque mailed to the address of the holders entitled thereto.

Subject to the foregoing limitations, Debt Securities of any authorized form or denomination issued under the applicable Debt Indenture may be transferred or exchanged for Debt Securities of any other authorized form or denomination or denominations. Any such transfer or exchange must be for an equivalent aggregate principal amount of Debt Securities of the same series and carry the same rate of interest and same redemption and other provisions as the Debt Securities so transferred or exchanged. Exchanges of Debt Securities of any series may be made at the offices of the applicable Trustee and at such other places as the Corporation may from time to time designate with the approval of the applicable Trustee and may be specified in the applicable Prospectus Supplement. Unless otherwise specified in the applicable Prospectus Supplement, the applicable Trustee will be the registrar and transfer agent for the Debt Securities issued under the applicable Debt Indenture.

DESCRIPTION OF SUBSCRIPTION RECEIPTS

A Subscription Receipt will entitle the holder thereof to receive a Common Share and/or other Securities, for no additional consideration, upon the completion of a particular transaction or event, typically an acquisition of the assets or securities of another entity by the Corporation or one or more of its subsidiaries. The subscription proceeds from an offering of Subscription Receipts will be held in escrow by an escrow agent pending the completion of the transaction or the termination time (the time at which the escrow terminates regardless of whether the transaction or event has occurred). Holders of Subscription Receipts will receive Common Shares and/or other Securities upon the completion of the particular transaction or event or, if the transaction or event does not occur by the termination time, a return of the subscription funds for their Subscription Receipts together with any interest or other income earned thereon. Holders of Subscription Receipts are not shareholders of the Corporation.

The particular terms and provisions of Subscription Receipts offered by any Prospectus Supplement, and the extent to which the general terms and provisions described below may apply thereto, will be described in the Prospectus Supplement filed in respect of such Subscription Receipts. This description will include, where applicable:

(a)	the number of Subscription Receipts;

(b)	the price at which the Subscription Receipts will be offered;

(c)	the designation and terms of the Securities that may be acquired on exchange of the Subscription Receipts;

(d)	the procedures for the exchange of the Subscription Receipts into Common Shares or other Securities;

(e)	the number of Common Shares or other Securities that may be obtained upon exercise of each Subscription Receipt;

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(f)	the designation and terms of any other Securities with which the Subscription Receipts will be offered, if any, and the number of Subscription Receipts that will be offered with each Common Share or Security;

(g)	the terms applicable to the holding and release or return of gross proceeds from the sale of the Subscription Receipts plus any interest earned thereon;

(h)	whether the Subscription Receipts will be subject to redemption or call provisions and, if so, the terms of such redemption or call provisions;

(i)	whether the Subscription Receipts will be issued in fully registered or global form; and

(j)	any other material terms and conditions of the Subscription Receipts.

Subscription Receipts may be offered separately or in combination with one or more other Securities. The Subscription Receipts will be issued under a subscription receipt agreement. A copy of the subscription receipt agreement will be filed by the Corporation with the securities commission or similar regulatory authority in each of the provinces of Canada after it has been entered into by the Corporation and will be available electronically at www.sedarplus.ca.

Pursuant to the subscription receipt agreement, original purchasers of Subscription Receipts will have a contractual right of rescission against the Corporation, following the issuance of the underlying Common Shares or other Securities to such purchasers upon the surrender or deemed surrender of the Subscription Receipts, to receive the amount paid for the Subscription Receipts in the event that this Prospectus and any amendment thereto contains a misrepresentation or is not delivered to such purchaser, provided such remedy for rescission is exercised within 180 days from the closing date of the offering of Subscription Receipts.

DESCRIPTION OF WARRANTS

A Warrant will entitle the holder thereof to receive Common Shares, Preferred Shares or Debt Securities. Warrants may be offered separately or together with other Securities and may be attached to or separate from other Securities. The Warrants either will be issued under a warrant indenture or agreement that will be entered into by the Corporation or a trustee at the time of issuance of the Warrants or will be represented by warrant certificates issued by the Corporation.

Holders of Warrants are not shareholders of the Corporation. The particular terms and provisions of Warrants offered by any Prospectus Supplement, and the extent to which the general terms and provisions described below may apply to them, will be described in the Prospectus Supplement filed in respect of such Warrants. This description will include, where applicable:

(a)	the title or designation of the Warrants;

(b)	the aggregate number of Warrants offered;

(c)	the currency or currency unit in which the Warrants are offered or denominated;

(d)	the price at which the Warrants will be offered;

(e)	the number of Common Shares and/or other Securities of the Corporation purchasable upon exercise of the Warrants and the procedures for exercise;

(f)	the exercise price of the Warrants;

(g)	the dates or periods during which the Warrants are exercisable and when they expire;

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(h)	the designation and terms of any other Securities with which the Warrants will be offered, if any, and the number of Warrants that will be offered with each such security;

(i)	the minimum or maximum amount, if any, of Warrants that may be exercised at any one time;

(j)	whether the Warrants will be subject to redemption or call provisions and, if so, the terms of such redemption or call provisions;

(k)	whether the Warrants will be issued in fully registered or global form;

(l)	the material income tax consequences of owning, holding and disposing of the Warrants; and

(m)	any other material terms and conditions of the Warrants including, without limitation, transferability and adjustment terms and whether the Warrants will be listed on a stock exchange.

The Corporation reserves the right to include in a Prospectus Supplement specific terms and provisions pertaining to the Warrants in respect of which the Prospectus Supplement is filed that are not within the variables and parameters set forth in this Prospectus. To the extent that any terms or provisions or other information pertaining to the Warrants described in a Prospectus Supplement differ from any of the terms or provisions or other information described in this Prospectus, the description set forth in this Prospectus shall be deemed to have been superseded by the description set forth in the Prospectus Supplement with respect to those Warrants.

DESCRIPTION OF UNITS

Units may be comprised of one or more of the other Securities described in this Prospectus in any combination. Each Unit will be issued so that the holder of the Unit is also the holder of each Security included in the Unit. Thus, the holder of a Unit will have the rights and obligations of a holder of each included Security. A unit agreement, if any, under which a Unit is issued may provide that the Securities included in the Unit may not be held or transferred separately, at any time or at any time before a specified date.

The particular terms and provisions of Units offered by any Prospectus Supplement, and the extent to which the general terms and provisions described below may apply to them, will be described in the Prospectus Supplement filed in respect of such Units. This description will include, where applicable:

(a)	the designation and terms of the Units and of the Securities comprising the Units, including whether and under what circumstances those Securities may be held or transferred separately;

(b)	the number of Units offered and the offering price of the Units;

(c)	the currency or currency unit in which the Units are offered or denominated;

(d)	any provisions for the issuance, payment, settlement, exercise, conversion, transfer or exchange of the Units or of the Securities comprising the Units;

(e)	whether the Units will be issued in fully registered or global form; and

(f)	any other material terms and conditions of the Units.

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The Corporation reserves the right to include in a Prospectus Supplement specific terms and provisions pertaining to the Units in respect of which the Prospectus Supplement is filed that are not within the variables and parameters set forth in this Prospectus, provided that any Units will not be specified derivatives or asset-backed securities.

To the extent that any terms or provisions or other information pertaining to the Units described in a Prospectus Supplement differ from any of the terms or provisions or other information described in this Prospectus, the description set forth in this Prospectus shall be deemed to have been superseded by the description set forth in the Prospectus Supplement with respect to those Units.

CERTAIN INCOME TAX CONSIDERATIONS

The applicable Prospectus Supplement may describe certain Canadian federal income tax consequences which may be applicable to a purchaser of Securities offered thereunder, and may also include a discussion of certain United States federal income tax consequences to the extent applicable. Investors should read the tax discussion in any Prospectus Supplement with respect to a particular offering and consult their own tax advisors with respect to their own particular circumstances.

RISK FACTORS

The Securities are subject to certain risks. When evaluating the Corporation and its business, potential holders of the Securities should consider carefully the information set out in this Prospectus and the risks described below and in the documents incorporated by reference in this Prospectus, including those risks identified and discussed under the heading “Risk Factors” in the AIF. The risks described below and in the AIF are not the only ones facing the Corporation. Additional risks not currently known to the Corporation, or that the Corporation currently deems immaterial, may also impair the Corporation’s operations. There is no assurance that risk management steps taken will avoid future loss due to the occurrence of the risks described below or other unforeseen risks. If any of the risks described below or in the AIF actually occur, the Corporation’s business, financial condition and operating results could be adversely affected. Investors should carefully consider the risks below and in the AIF and the other information elsewhere in this Prospectus and consult with their professional advisors to assess any investment in the Corporation.

Cash Flow and Liquidity Uncertainty and Going Concern Risk

The Corporation is dependent upon its cash flow from operations and equity financing activities to fund its business because it has no line of credit or credit facility currently in place. As of June 30, 2025, the Corporation had cash on hand of approximately US$7.8 million and a working capital surplus of approximately US$3.8 million. This positive working capital resulted from the completion by the Corporation in February 2025 of a listed issuer financing and concurrent private placement resulting in net proceeds of approximately $11.9 million. The Corporation’s ability to continue as a going concern reflects certain assumptions of management, including, among other things, growth estimates in respect of the Corporation’s revenues based on the Corporation’s ability to successfully secure sales with upfront payments, and anticipated levels of capital expenditures and other costs expected to be incurred over the next 12 months. If these assumptions prove to be incorrect and the Corporation generates negative operating cash flows in future periods, the Corporation may need to obtain alternative sources of funding, including using net proceeds from offerings made under this Prospectus or other offerings of securities, to supplement working capital. However, there can be no assurance that additional funding will be available or, if available, that it will be available on acceptable terms. If adequate funds are not available, the Corporation may have to substantially reduce or otherwise eliminate certain expenditures, which could have a material adverse effect on the Corporation’s operations and financial condition. There can be no assurance that the Corporation will be able to raise additional capital if its capital resources are depleted or exhausted. These factors in aggregate indicate material uncertainties that may cast significant doubt as to the Corporation’s ability to continue as a going concern.

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Nature of Government Contracts

Intermap conducts a significant portion of its business either directly from, or in cooperation with, the United States government, other governments around the world, and international funding agencies. In many cases, the terms of these contracts provide for cancellation at the option of the government or agency at any time. The current state of the public finances in many of the countries the Corporation has historically operated in has led to reductions in the amount of data ordered by its government customers. In addition, many of Intermap’s products and services require government appropriations and regulatory licenses, permits, and approvals, the timing and receipt of which are not within Intermap’s control. Any of these factors could have an effect on Intermap’s revenue, earnings, and cash flow.

Foreign Operations

A significant portion of Intermap’s revenue is expected to come from customers outside of the United States and Canada and is therefore subject to additional risks, including foreign currency exchange rate fluctuations, agreements that may be difficult to enforce, receivables difficult to collect through a foreign country’s legal system, and the imposition of foreign-country-imposed withholding taxes or other foreign taxes.

Tariffs or Other International Trade Disputes

Intermap is subject to risks associated with doing business in foreign jurisdictions including, but not limited to, trade protection measures such as the imposition of or increase in tariffs. Future changes to trade or investment policies, treaties and tariffs, or the perception that these changes could occur, could adversely affect Intermap’s financial condition and results of operations.

Changes in cross-border tariffs between the United States and Canada could have an impact on our operations, costs, and competitiveness. Intermap’s data collection operations rely on cross-border collaboration, engineering services, and specialized equipment sourced from both countries. Increased tariffs on hardware, software, or services essential to our operations may raise costs, disrupt supply chains, or delay project timelines.

Any escalation in trade disputes or the imposition of new tariffs could also create uncertainty in client budgets and government contracts, particularly in industries such as infrastructure, natural resources, and defense, where our products and solutions are widely used. In addition, actions by foreign governments to implement further trade policy changes, including limiting foreign investment or trade, increasing regulatory scrutiny, imposing quotas or supply limitations or taking other actions which could apply to the jurisdictions in which Intermap operates, could negatively impact its business, which may be material. The Corporation continues to monitor trade policies and may need to adjust pricing, supply chain strategies, or operational structures to mitigate the financial and strategic risks posed by evolving tariff regulations.

Positive Return on Securities Is not Guaranteed

There is no guarantee that the Securities will earn any positive return in the short term or long term. A holding of Securities is speculative and involves a high degree of risk and should be undertaken only by holders whose financial resources are sufficient to enable them to assume such risks and who have no need for immediate liquidity in their investment. A holding of Securities is appropriate only for holders who have the capacity to absorb a loss of some or all of their holdings.

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No Public Market

Prior to an offering, there will be no public market for the Preferred Shares, Debt Securities, Subscription Receipts, Warrants or Units and the Corporation may not apply for a listing of such Securities on any securities exchange. As a result, purchasers may not be able to resell such Securities. If such Securities are traded after their initial issue, they may trade at a discount from their initial offering prices depending on prevailing interest rates, the market for similar securities and other factors, including general economic conditions and our financial condition. The absence of a public market for such Securities may affect the pricing of such Securities in the secondary market, if any such market develops, the transparency and availability of trading prices, the liquidity of such Securities and the extent of issuer regulation. There can be no assurance as to the liquidity of any trading market of such Securities or that a trading market for such Securities will develop.

Discretion in the Use of Proceeds

The Corporation intends to allocate the net proceeds it will receive from an offering as described under “Use of Proceeds” in this Prospectus and the applicable Prospectus Supplement. There may be circumstances where, based on results obtained or for other sound business reasons, a reallocation of funds may be deemed prudent or necessary. Accordingly, the Corporation will have broad discretion in the actual application of the net proceeds, and may elect to allocate proceeds differently from that described in such Prospectus Supplement if it believes it would be in its best interests to do so as circumstances change. Investors may not agree with how the Corporation allocates or spends the proceeds from an offering of Securities under this Prospectus. The failure by the Corporation to apply these funds effectively could have a material adverse effect on the Corporation’s business, financial condition, cash flows, results of operations or prospects.

Availability of Capital

Cash generated from operations may not be sufficient to satisfy current liquidity requirements. As such, the Corporation will require additional capital. The extent of the Corporation’s future capital requirements will depend on many factors, including, but not limited to, the market acceptance of its products and services, demand for geospatial related products and service, and competition within this industry. No assurance can be given that any such additional funding will be available or that, if available, it can be obtained on terms favorable to the Corporation.

Revenue Fluctuations

Intermap’s revenue has fluctuated over the years. Acquisition services projects, the purchase of value-added data, and the purchase of software and solutions by the Corporation’s customers are all scheduled per customer requirements and the timing of regulatory and/or budgetary decisions. The commencement or completion of acquisition projects within a particular quarter or year, the timing of regulatory approvals, operating decisions of clients, and the fixed-cost nature of Intermap’s business, among other factors, may cause the Corporation’s results to vary significantly between fiscal years and between quarters in the same fiscal year.

Dilution

The Corporation may issue additional securities, which may dilute existing securityholders, including purchasers of the Securities hereunder. The Corporation may also issue debt securities that have priority over holders of other Securities with respect to payment in the event of an insolvency or winding-up of the Corporation. Securityholders will have no pre-emptive rights in connection with any such further issuances. The Corporation’s board of directors has the discretion to determine the price and terms of any Debt Securities and the price and terms for any issuances of Common Shares, Preferred Shares, Subscription Receipts, Warrants and Units.

Key Customers

During 2024, the Corporation had one key customer that accounted for 60% of total revenue. In 2023, 28% of the revenue was attributable to one key customer. To the extent that significant customers cancel or delay orders, Intermap’s revenue, earnings, and cash flow could be materially and adversely affected.

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Environment and social-related regulatory activity

Changes in environmental regulation could have an adverse effect on the Corporation’s airborne data acquisition services business. On June 20, 2024, Bill C-59 received royal assent, thereby enacting certain changes to the Competition Act (Canada) to address “greenwashing”, meaning false, misleading, or deceptive environmental claims made for the purpose of promoting a product or a business interest. How the new rules will be interpreted and applied is currently unclear, which creates significant uncertainty regarding how Canadian companies may publicly communicate their environmental and climate performance. The complexity and uncertainty of environmental and climate change related issues make it extremely difficult to predict the potential impact on the Corporation. The recent amendments of laws and regulations impose significant financial penalties for non-performance. Companies found to have made representations that violate the rules, intentionally or inadvertently, could be subject to an administrative penalty for the greater of $10 million for the first order and $15 million dollars for any subsequent order, and 3% of the company’s annual worldwide gross revenues.

Artificial Intelligence

The emergence of new, disruptive companies leveraging AI can pose a threat to Intermap in the market. These newcomers, unencumbered by legacy systems or traditional business models, have the potential to swiftly gain market share and redefine industry dynamics. The unpredictable nature of AI development and its impacts on the market further contribute to uncertainties, making it challenging to anticipate and navigate potential disruptions.

INTEREST OF EXPERTS

The audited consolidated financial statements for the years ended December 31, 2024 and December 31, 2023, together with the notes thereto, incorporated by reference into this Prospectus, have been audited by KPMG LLP, Chartered Professional Accountants, as indicated in their report dated March 31, 2025 also incorporated by reference in this Prospectus. KPMG LLP have confirmed with respect to the Corporation that they are independent within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations.

LEGAL MATTERS

Unless otherwise specified in the Prospectus Supplement relating to an offering of Securities, certain legal matters relating to the offering of such Securities will be passed upon on behalf of the Corporation by Norton Rose Fulbright Canada LLP. If any underwriters, dealers or agents named in a Prospectus Supplement retain their own counsel to pass upon legal matters relating to the Common Shares or the Securities, respectively, their counsel will be named in the Prospectus Supplement.

AUDITOR, TRANSFER AGENT AND REGISTRAR

The auditors of the Corporation are MNP LLP, Chartered Professional Accountants, Toronto, Ontario. MNP LLP was appointed by the shareholders at the Annual General Meeting held on June 26, 2025 and has confirmed that it is independent in accordance with the rules of professional conduct of the Chartered Professional Accountants of Ontario. The transfer agent and registrar for the Common Shares is Odyssey Trust Company at its principal offices in Calgary, Alberta.

STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may only be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment, irrespective of the determination at a later date of the purchase price of the securities distributed. In several of the provinces, securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, revisions of the price or damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission, revisions of the price or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province.

In an offering of convertible, exchangeable or exercisable securities, prospective purchasers are cautioned that the statutory right of action for damages for a misrepresentation contained in the prospectus or any prospectus supplement is limited, in certain provincial securities legislation, to the price at which the convertible, exchangeable or exercisable securities are offered to the public under the prospectus offering. This means that, under the securities legislation of certain provinces, if the purchaser pays additional amounts upon the conversion, exchange or exercise of the security, those amounts may not be recoverable under the statutory right of action for damages that applies in those provinces. Prospective purchasers should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of these rights or consult with a legal advisor.

CONTRACTUAL RIGHTS OF RESCISSION

If this Prospectus (as amended or supplemented by any Supplemental Prospectus) contains a misrepresentation, original purchasers of convertible, exchangeable or exercisable securities in Canada will have a contractual right of rescission against the Corporation (the “Contractual Right”). The Contractual Right will entitle such original purchasers to receive the amount paid upon conversion, exchange or exercise of the security, or the amount paid for the convertible, exchangeable or exercisable security if no amount was paid upon conversion, exercise or exchange, upon surrender of the underlying securities gained thereby, provided that both the conversion, exchange or exercise occurs, and the Contractual Right is exercised, within 180 days of the date of the purchase of the convertible, exchangeable or exercisable security under this Prospectus. The Contractual Right does not apply to Warrants that may be reasonably regarded as incidental to an offering. This Contractual Right will be consistent with the statutory right of rescission described under section 203 of the Securities Act (Alberta), and is in addition to any other right or remedy available to original purchasers under section 203 of the Securities Act (Alberta) or otherwise at law.

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CERTIFICATE OF THE CORPORATION

Dated: August 25, 2025

This short form base shelf prospectus, together with the documents incorporated in this prospectus by reference, will, as of the date of the last supplement to this prospectus relating to the securities offered by this prospectus and the supplement(s), constitute full, true and plain disclosure of all material facts relating to the securities offered by this prospectus and the supplement(s) as required by the securities legislation of each of the provinces of Canada other than Quebec.

INTERMAP TECHNOLOGIES CORPORATION

“Patrick A. Blott”	“Jennifer S. Bakken”
Patrick A. Blott	Jennifer S. Bakken
Chief Executive Officer	Chief Financial Officer

ON BEHALF OF THE BOARD OF DIRECTORS

“Philippe Frappier”	“Jordan Tongalson”
Philippe Frappier	Jordan Tongalson
Director	Director

(Signature page to Preliminary Short Form Base Shelf Prospectus)

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